November 9, 2016

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Terence O’Brien, Branch Chief, Office of Manufacturing and Construction

Re:	Casella Waste Systems, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2015
Filed April 29, 2016
File No. 0-23211

Dear Mr. O’Brien:

This letter is submitted in response to comments contained in a letter dated October 31, 2016 (“Comment Letter”) from Terence O’Brien, Branch Chief, Office of Manufacturing and Construction, of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) to Mr. Edmond R. Coletta, Senior Vice President and Chief Financial Officer of Casella Waste Systems, Inc. (the “Company”) concerning the above referenced Form 10-K/A. The responses correspond to the number and headings of the comments presented in the Comment Letter.

Form 10-K/A Filed April 29, 2016

Non-Equity Incentive Plan and Fiscal 2016 Annual Cash Incentive Compensation, page 12

Comment:

1.	In future filings, please disclose the specific performance metrics used to calculate annual incentive compensation. See Item 402(b)(2)(v) of Regulation S-K, and revise the disclosure in future filings relating to fiscal 2016 annual incentive compensation of your named executive officers.

Company’s Response:

The Company acknowledges the Staff’s comment and confirms that in future filings relating to fiscal 2016 annual incentive compensation of its named executive officers, it will disclose the specific performance metrics used to calculate such compensation. The Company does not believe that such disclosure was required in the Form 10-K/A filed on April 29, 2016 because such disclosure did not affect a fair understanding of the compensation of its named executive officers for the fiscal year ended December 31, 2015.

If you require any additional information, please contact the undersigned by telephone at (802) 772-2239.

Sincerely,

/s/ Edmond R. Coletta
Edmond R. Coletta
Senior Vice President and Chief Financial Officer
Casella Waste Systems, Inc.

cc:	Tracie Mariner, Staff Accountant
Tracey McKoy, Staff Accountant
Edward Kelly, Staff Attorney
Craig Slivka, Special Counsel